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                                                            OMB APPROVAL
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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.    8    )*
                                         --------

                      C B Financial Corporation Michigan
-------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock $7.50 Par Value Per Share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  124795105
                            --------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








SEC 1745 (6-88)

CUSIP NO. 912795105               13G             PAGE     2   OF   7   PAGES
          -----------                                    -----    -----

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      City Bank and Trust Company

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) / /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION


-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                        110,402
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                5,396
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH                110,402
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                          5,396
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        115,798
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        4.1%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

                        BK
-------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                         CITY BANK AND TRUST COMPANY

                                 SCHEDULE 13G


Item 1 (a)  Name of Issuer:

            CB Financial Corporation

Item 1 (b)  Address of Issuer's Principal Executive Offices:

            One Jackson Square
            Jackson, Michigan  49201

Item 2 (a)  Name of Person Filing:

            City Bank and Trust Company (the "Bank")

Item 2 (b)  Address of Principal Business Office or, if none, residence:

            One Jackson Square
            Jackson, Michigan 49201

Item 2 (c)  Organized under the state banking laws under the State of Michigan

Item 2 (d)  Title of Class of Securities:

            Common stock, $7.50 par value, per share

Item 2 (e)  CUSIP Number:       124795-10-5

Item 3 If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


             (a)  { } Broker or dealer registered under Section
                      15 of the Act,

             (b)  {x} Bank as defined in Section 3(a)6 of the
                       Act,

             (c)  { } Insurance company as defined in Section
                      3(a)19 of the Act,

             (d)  { } Investment company registered under Section
                      8 of the Investment Company act,

             (e)  { } Investment Advisor registered under Section
                      203 of the Investment Advisers Act of 1940,

             (f)  { } Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; See Rule
                      13d-1(b)(1)(ii)(F),

             (g)  { } Parent holding company in accordance with
                      Rule 13d-1(b) (ii)(G), and

             (h)  { } Group in accordance with Rule 13d-1(b)(1)
                      (ii)(H).

Item 4       Ownership:

             (a) Amount beneficially owned:

             As of December 31, 1996, the Bank was the beneficial owner of 115,798 shares; all of these shares were owned by the Bank as trustee for the benefit of those individuals shown on Exhibit A attached hereto. With respect to each such trustee relationship, the Bank exercises the sole voting and dispositive powers over 110,402 shares and shared voting and dispositive powers over 5,396 shares held therein.

             (b) Percent of class:

             As of December 31, 1996, the Bank was the beneficial owner of approximately 4.9% of the outstanding common stock of the issuer.

             (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct
                         the vote:

                                    110,402

                    (ii) Shared power to vote or to direct
                         the vote:

                                     5,396

                    (iii) Sole power to dispose or to
                          direct the disposition of:

                                    110,402

                    (iv) Shared power to dispose or to
                         direct the disposition of:

                                     5,396

Item 5   Ownership of 5% or less of a class:

                Not applicable

Item 6   Ownership of more than 5% on behalf of another person:

                Not applicable

Item 7 Identification and classification of the subsidiary which acquired the security being report on by the parent holding company:

                Not applicable

Item 8   Identification and classification of members of the group:

                Not applicable

Item 9   Notice of dissolution of group:

                Not applicable

Item 10  Certification:


         By signing below, the Bank certifies that, to the best of its knowledge and belief, the securities referred to above were acquired by it in the ordinary course of its business and were not acquired for the purpose of and do not have the affect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or affect.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 1997             CITY BANK AND TRUST COMPANY, N.A.


                             By:  Felita Casey Haligus
                                  ------------------------------
                                  Felita Casey Haligus
                                  Trust Operations Officer

                                   Exhibit A


                 Held in Trust                                 Sole or
       # Shares  For Benefit of:                             Shared Power
       --------  ---------------------------------           ------------

        1,108    Eva Gifford                                 Sole
        2,500    George M Carter                             Sole
        6,048    Elsie W Bancker                             Sole
        2,052    W D Thompson fbo Wilma Minser               Sole
        2,196    W D Thompson fbo Ann Johnson                Sole
          612    W D Thompson fbo Jacqueline Marsh           Sole
        4,332    David Miller Residual                       Sole
        2,587    N Wiener fbo J Rosenberg                    Sole
        3,546    N Wiener fbo M Burstein                     Sole
        8,772    Leslie McCullough                           Sole
       23,242    Irene B Collins                             Sole
        6,198    James K Shierson Trust B                    Sole
       42,510    Leland S. Bisbee Jr. Estate                 Sole
        2,378    Barbara R White                             Sole
        1,885    Enoch T White Jr.                           Sole
          436    Roy Briggs                                  Sole
        1,196    Larry Burns Trust                           Shared
        1,260    G Boyd Vass Trust Marital                   Shared
        2,940    G Boyd Vass Trust Residual                  Shared
       --------
      115,798
